EXHIBIT 10.1

                                  RETALIX LTD.
                                 (THE "COMPANY")

                           NOTICE OF ANNUAL MEETING OF
                         THE SHAREHOLDERS OF THE COMPANY

We hereby provide notification that the annual meeting of the shareholders of the Company will be held on September 21, 2004, at 14:00 hours at the Company's offices at 10 Zarhin Street, Ra'anana, Israel.

THE ISSUES ON THE AGENDA:

1. Discussion regarding the financial statements of the Company for the year ended December 31, 2003.

2. The re-election of the following current members to the Board of Directors of the Company, until the next annual general meeting of the shareholders of the Company: Barry Shaked, Brian Cooper, Sigal Hoffman, Ian O'Reilly, Amnon Lipkin-Shahak (This excludes the current external directors of the company who were appointed for a term of three years in the previous annual meeting).

3. The re-appointment of Kesselman & Kesselman as the Company's external auditors, and authorization of the Board of Directors to determine the external auditors' fees.

4. The approval of the insurance policy of the Directors and Office Holders in the Company.

5. The authorization of the Chairman of the Board of Directors, to act also as the CEO of the Company, for a period of three years.

All the decisions except the decision in regard to clause 5 require the approval of a simple majority of the shareholders of the Company present and participating in the vote. A decision to approve clause 5 requires the majority of the present and voting shareholders, provided that the votes of the majority will include at least two thirds of the votes of the shareholders who are not controlling parties of the Company or of someone on their behalf, who are present in the meeting. In this respect, in the tally of the votes of the shareholders, the abstaining votes will be disregarded.

The record date for the determination of the right of a shareholder to vote in the meeting, according to Section 182(b) of the Companies Law-1999 (the "LAW"), is September 2, 2004, at the end of the trading day on the Tel Aviv Stock Exchange (the "RECORD DATE").

Every shareholder in accordance with Section 177(1) of the Law, which is required to prove his ownership of a share in order to vote in the meeting, is required to provide the Company with an authorization by the Tel-Aviv stock exchange member with which such shareholder's ownership of shares is registered of his ownership on the Record Date, or similar proof for shareholders whose shares are held by a stock exchange member in the United States.

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The full version of the items on the agenda is available for review at the registered offices of the Company, from Sunday through Thursday, during the hours 16:00 - 18:30, commencing on September 1, 2003 at 16:00 hours, and ending on September 20, 2003 at 18:30 hours.

The address of the registered office of the Company is 10 Zarhin Street, Ra'anana, Israel (Tel: +972(9) 776-6677).

A shareholder is entitled to vote personally or through a power of attorney, which must be deposited at the Company's registered office no later than 48 hours before the date of the meeting. A form of the power of attorney is available at the offices of the Company during regular business hours.

According to the Articles of Association of the Company, the quorum for the meeting will require the presence of two (2) shareholders (personally or represented by someone on their behalf), holding together or representing together at least one third of the voting rights in the Company. If within one-half hour from the date which was set for the meeting a quorum is not present, the meeting will be postponed to September 28, 2004, at 14:00, at the same location (the "Postponed Meeting"). If a quorum will not be present at the Postponed Meeting within one-half hour, any two (2) shareholders present (personally or represented by someone on their behalf), will be deemed to constitute a quorum.


By order of the Board of Directors

      Barry Shaked
      Director

      Dated: August 25, 2004